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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67306

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ELEVATION LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 GREENWOOD CLIFF, SUITE 250
(No. and Street)

CHARLOTTE   **NC**   **28204**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles C. Lucas III   704-926-1100
                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREERWALKER LLP
(Name – *if individual, state last, first, middle name*)

227 WEST TRADE ST, STE 1100 **CHARLOTTE**   **NC**   **28202**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Charles C. Lucas III _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELEVATION LLC _____ , as of DECEMBER 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELEVATION, LLC

**Audited Consolidated Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2018
and Reports of Independent Registered Public Accounting Firm**

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Elevation, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Elevation, LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Elevation, LLC as of December 31, 2018 in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of Elevation, LLC's management. Our responsibility is to express an opinion on Elevation, LLC's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Elevation, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as auditors for Elevation, LLC since 2014.

GreerWalker LLP

Certified Public Accountants
February 27, 2019
Charlotte, NC

GreerWalker LLP | greerwalker.com
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance

ELEVATION, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	1,453,180
Receivables from brokers		917,696
Receivables from clearing firms		1,101,799
Deposits with clearing firms		254,061
Prepaid expenses		202,391
Securities owned, at fair value		1,315,475
Advances to related parties		-
Property and equipment, net		145,059
Other assets		162,657
Total assets	$	5,552,318

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Accounts payable	$	169,700
Accrued expenses		3,182,092
Other liabilities		-
Subordinated debt		2,000,000
Total liabilities		5,351,792
MEMBERS' EQUITY (DEFICIT)		200,526
Total liabilities and members' equity (deficit)	$	5,552,318

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2018

Revenues:		
Commissions	$	21,946,652
Trading losses		(302,140)
Fee income		1,610,501
Interest and dividends		36,202
Total revenues		23,291,216
Expenses:		
Employee compensation and benefits		12,233,503
Consulting fees		3,277,436
Clearing fees		2,476,701
Market data services		1,038,951
Travel and entertainment		884,505
Technology		667,512
Insurance		479,968
Occupancy costs		377,425
Taxes		299,673
Research		377,683
Professional Fees		271,040
Interest		200,000
Regulatory		135,302
Office		156,460
Utilities		56,285
Dues and subscriptions		61,131
Depreciation		49,992
Communications and data processing		72,385
Other		198,513
Total expenses		23,314,466
Net loss	$	(23,250)

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
Year Ended December 31, 2018

Net loss	$	(23,250)
Other comprehensive loss:		
Change in foreign currency translation adjustments		(2,917)
Comprehensive loss	$	(26,167)

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
Year Ended December 31, 2018

	Class A	Class B	Class D	Total
Members' equity (deficit) - December 31, 2017	$ (1,341,113)	$ 25,000	$ 711,513	$ (604,600)
Member contributions	257,612		875,000	1,132,612
Member withdrawals	(90,335)			(90,335)
Preferred return		(210,984)		(210,984)
Net income (loss)	36,804	210,984	(271,038)	(23,250)
Accumulated other comprehensive loss	(2,917)			(2,917)
Members' equity (deficit) - December 31, 2018	$ (1,139,949)	$ 25,000	$ 1,315,475	$ 200,526

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2018

Subordinated Debt, December 31, 2017	$	2,000,000
Increase in subordinated debt		-
Subordinated Debt, December 31, 2018	$	2,000,000

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(23,250)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation expense		49,992
Losses from trading securities		214,604
Securities owned, at fair value		(818,566)
Increase in receivables from brokers		(768,489)
Increase in receivables and deposits from/with clearing firms		(819,248)
Increase in prepaid expenses		(148,198)
Decrease in advances to related parties		25,000
Increase in other assets		(30,557)
Decrease in accounts payable		(84,972)
Increase in accrued expenses		2,616,279
Net cash provided by operating activities		212,595
Cash flows from investment activities:		
Purchase of property and equipment		(57,395)
Disposal of Property and Equipment		-
Net cash used in investment activities		(57,395)
Cash flows from financing activities:		
Preferred return Class B member		(210,984)
Member contributions		1,132,612
Member withdrawals		(90,335)
Net cash provided by financing activities		831,293
Effect of exchange rate changes on cash		(2,917)
Net increase in cash and cash equivalents		983,576
Cash and cash equivalents, beginning of year		469,604
Cash and cash equivalents, end of year	$	1,453,180
Supplemental Cash Flow Information		
Cash paid during the year for:		
Interest	$	200,000

See Accompanying Notes

ELEVATION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2018

Note 1 – Nature of Business:

Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company operates as an institutional broker-dealer based in Charlotte, North Carolina. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

A summary of the Company's significant policies follows:

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Elevation Trading Limited. All significant intercompany transactions are eliminated in the consolidation process.

Use of Estimates
The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purpose of the consolidated financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Securities Owned, at fair value
Securities owned consist of common stocks and Exchange Traded Funds (ETFs) and are classified as trading securities. Securities classified as trading are carried at fair value and are valued at the closing price reported on the active market on which the individual securities are traded. Realized and unrealized gains and losses are recognized in Trading Gains or Losses in the consolidated statement of operations.

Revenue Recognition
On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings. The Company recognizes revenue and prepares its consolidated financial statements on the accrual basis of accounting. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and incurs related clearing charges. Commissions and related clearing charges are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2018

when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company also receives certain fee income for brokerage, consulting and marketing services provided to certain clients. Trading gains or losses are the gains or losses generated in the firm's investment accounts.

Income Taxes
For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying consolidated financial statements since the members include their allocable share of the Company's taxable income or loss in their respective income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2018.

Accounts Receivable
The Company extends credit to certain clearing firms for commissions earned for securities transactions completed under clearing agreements, and to other financial institutions for commissions earned for securities transactions completed. As of December 31, 2018, the Company considers all such receivables fully collectible, and therefore, no allowance has been provided.

Property and Equipment
Property and equipment are stated at cost. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Depreciation
Depreciation is provided using straight-line methods for financial reporting purposes over the estimated useful lives of the assets which range from 3-7 years. Depreciation expense charged to operations was $49,992 for the year ended December 31, 2018.

Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the consolidated income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Subsequent Events
In preparing the consolidated financial statements, the Company has evaluated subsequent events through February 28, 2019, which is the date the consolidated financial statements were available to be issued.

Note 2 – Revenue

ELEVATION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2018

The Company operates under fully disclosed clearing agreements with Merrill Lynch Broadcort ("Merrill Lynch"), R. J. O'Brien Securities LLC ("R.J. O'Brien"), Cowen and Company, LLC (formerly Convergex Execution Solutions LLC) (Cowen), and Societe Generale, London Branch ("Societe Generale"). These clearing firms clear certain securities transactions on behalf of the Company, and carry and clear on a fully disclosed basis the Company's customers' trading accounts. The Company earns income, net of clearing costs, on these introduced transactions.

The Company also effects listed option transactions for its customers through the customers' prime brokers or directly with other broker/dealers. These trades are executed through various third party execution services for a per contract fee. The Company earns commissions on these transactions and bills the customer's prime broker directly or the broker/dealer.

The Company earns fee income from investment management firms for marketing consulting, capital raising and investor relation advisory services provided to these entities.

Note 3 – Fair Value Measurement

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. As required by FASB ASC Topic 820, "Fair Value Measurement", financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Securities owned, at fair value are classified as Level 1 of the fair value hierarchy and are valued using quoted market prices in active markets on which the individual securities are traded.

Note 4 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5 –Receivables From and Deposits With Clearing Firms

For transactions cleared on its behalf, the Company had net receivables in the amount of $977,221 from Merrill Lynch, $52,684 from Cowen, and $71,894 from Societe Generale as of December 31, 2018.

The Company had deposits of $254,061 held by its clearing firms as of December 31, 2018. The clearing deposits are required under the clearing agreements between the Company and the clearing firms.

Note 6 – Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees, which is administered through an outside investment company. Upon 30 days of service, an employee 21 or

ELEVATION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2018

older is allowed to contribute to the plan. The Company may make contributions to the plan at its discretion. The Company did not make any discretionary contributions to the 401(k) plan during the year ended December 31, 2018.

Note 7 – Lease Commitments

The Company leases office space in New Jersey, California and Charlotte under operating leases with terms expiring at various dates through June 2021. The Company is currently leasing some of its office space on a month-to-month basis. Rent expense under the office leases for the year ended December 31, 2018 totaled $323,914 and was included in occupancy costs in the accompanying Statement of Operations.

Aggregate future minimum lease payments under such leases as of December 31, 2018 are as follows:

Year ending December 31:

2019	$303,029
2020	103,106
2021	39,333
Total	$445,468

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842) ("ASU 2016-02"). ASU 2016-02 contains guidance on accounting for leases and requires that most lease assets and liabilities and the associated rights and obligations be recognized on the Company's balance sheet. ASU 2016-02 focuses on lease assets and lease liabilities by lessees classified as operating leases under previous generally accepted accounting principles. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. ASU 2016-02 will require disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. The standard, which requires the use of a modified retrospective approach, will be effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. We have determined that adopting this standard effective January 1, 2019 would result in a total right-to-use asset of approximately $395,878 and total lease liability of approximately $395,878. The right-to-use asset and lease liability balances were determined by calculating the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 3.00%, which is representative of the incremental borrowing rate of the Company.

Note 8 – Subordinated Loan

In October 2009, the Company entered into a subordinated loan agreement for $1,500,000 with the Class B member. Interest is payable quarterly based on a fixed rate of 10% and the note matures August 31, 2029. During 2010, the Company revised this agreement and borrowed an additional

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2018

$500,000. The total subordinated debt balance as of December 31, 2018 was $2,000,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 9 - Related Parties

Prior to 2015, the Company made advances to an entity partially owned by certain officers of the Company, primarily to accommodate short-term financing needs of the entity. These advances are unsecured, non-interest bearing and do not have specified repayment terms. During 2018, the entity repaid $25,000 of the advances. There are no outstanding advances to the entity at December 31, 2018. During 2018, the Company paid $247,202 to the entity for access to its research services.

Note 10 – Members' Equity

The members of the Company are subject to the Amended and Restated Operating Agreement dated November 2014, which specifies the rights and obligations of its members. The agreement provides for Class A, Class B, Class C and Class D units, and governs the allocation of profits, losses and distributions to the respective ownership interests.

The Company had only one Class B member as of December 31, 2018. The Class B member is entitled to receive distributions and allocations corresponding to its cumulative preferred return, as defined in the agreement. The preferred return is to be paid on the twentieth business day following the applicable quarter end. The Class B member has no voting rights. The Class B member is subject to the Securities Purchase Agreement as amended in June 2010. The agreement entitles the Class B member to receive a return, or revenue participation amount, based upon quarterly revenues generated by the Company as defined in the agreement. As of December 31, 2018, the preferred return and revenue participation amount due to the Class B member was $65,284. The preferred return for the year ended December 31, 2018 is $210,984.

The Company had nine Class C members as of December 31, 2018. Class C units are "profit interests" that appreciate (or depreciate) in value from the date of issuance until the date on which the company experiences a liquidity event, and such Class C units are subject to the terms of such event. For example, if the company is valued at $10 million on the date of the issuance of a Class C unit and the Company is worth $15 million on the date of a liquidity event, the Class C unit would participate in the $5 million of increased value. Class C units may receive distributions, as do Class A and Class B units, subject to the discretion of the Manager. Class C members have no voting rights.

The Company had four Class D members as of December 31, 2018. Proceeds from the sale of Class D preferred units are invested by the Company in separately managed investment accounts held at another broker dealer. The Class D units appreciate (or depreciate) in value based on the returns earned by the Company in the separately managed accounts. Class D members have the option of redeeming any and all of their Class D units after a holding period of one year from date of purchase upon ten days written notice to the Company, and are required to redeem all outstanding Class D units

ELEVATION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2018

in the event of a change of control or exit event as defined in the Amended and Restated Operating Agreement. The value of the units upon redemption is determined by the value of the corresponding separately managed accounts owned by the Company. Class D units may receive distributions subject to the discretion of the Manager. Class D members have no voting rights.

Note 11 – Contingent Liabilities

The Company is liable to the clearing broker if a loss is incurred for failure to pay on behalf of any introduced account.

Note 12 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(2)(ii) of Rule 15c3-3 from reserve requirements of that rule.

Note 13 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had unconsolidated net capital of $1,423,929 which was $1,205,198 in excess of its required capital amount of $218,731 (required minimum). At December 31, 2018, the Company's net capital ratio was 2.30 to 1.

Note 14 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2018 and for the year ended, were reconciled to the accompanying consolidated financial statements. No material differences in net capital were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

ELEVATION, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
  SECURITIES AND EXCHANGE COMMISSION (UNCONSOLIDATED)
As of December 31, 2018

Net Capital

Total members' equity (deficit) qualified for net capital	$	200,526
Add allowable credit:		
Subordinated debt		2,000,000
Deductions for non-allowable assets:		
Receivables from brokers or dealers		(67,183)
Investments in and advances to affiliates		(50,151)
Other assets		(357,138)
Net property and equipment		(138,069)
Net capital before haircuts on securities positions		1,587,985
Haircuts on securities		(164,056)
Net capital at December 31, 2018	$	1,423,929

Aggregate Indebtedness

Liabilities, unconsolidated	$	3,280,961
Computation of Basic Net Capital Requirement		
Minimum net capital required at 6.667%	$	218,731
Minimum net capital required, per regulation	$	100,000
Excess net capital	$	1,205,198
Excess net capital at 1000%	$	1,095,833
Percent of aggregate indebtedness to net capital		230.42%

Reconciliation With Company's Computation
     (included in Part II of Form X-17A-5 as of December 31, 2018)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	1,405,663
Subsidiary Equity Adjustment		18,266
Net capital per above	$	1,423,929

There are no material differences between the above computation and the Company's
corresponding unaudited FOCUS Report

See Report of Independent Registered Public Accounting Firm



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Elevation, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Elevation, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elevation, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Elevation, LLC stated that Elevation, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Elevation, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elevation, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

Certified Public Accountants
February 27, 2019
Charlotte, NC

GreerWalker LLP | greerwalker.com
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance

ELEVATION, LLC

EXEMPTION REPORT
Year Ended December 31, 2018

Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

Elevation LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2[ii] All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Elevation LLC

I, Charles C. Lucas III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: General Counsel and Chief Compliance Officer

February 28, 2019


GreerWalker

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON</u>
<u>PROCEDURES</u>

To the Members of Elevation, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Elevation, LLC and the SIPC, solely to assist you and SIPC in evaluating Elevation, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Elevation, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Elevation, LLC' compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Elevation, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Greer Walker LLP

Certified Public Accountants
February 27, 2019
Charlotte, NC

GreerWalker LLP | greerwalker.com
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Accounting & Tax | Wealth Management | Corporate Finance

ELEVATION, LLC

STATEMENT OF SIPC ASSESSMENT AND PAYMENTS
For the Year Ended December 31, 2018

Assessment as of December 31, 2018	$	31,479
Less: prior payments applied		(14,544)
Balance Due, March 01, 2019	$	16,935